Mail Stop 3561

March 27, 2009

Jerry W. Throgmartin
Chief Executive Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

> **Re:** **hhgregg, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 3, 2008**
> **File No. 1-33600**

Dear Mr. Throgmartin:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 27

1. While your discussion of vendor allowances is helpful, please provide a sensitivity analysis. In this regard, you disclose that you accrue allowances based on the satisfaction of certain terms of the vendor program even though you may not receive the allowances until the end of the quarter or year. Please explain to

us and enhance future disclosure to indicate how reliable management's estimates have been on a historical basis. Given the current uncertain economic environment and potential technological obsolescence associated with your products it would seem prudent to discuss historical trends and revisions to these estimates. To the extent material, please disclose the amounts accrued in advance of receipt. Lastly, please enhance your MD&A to discuss any significant changes in accrued vendor allowances.

2. Please expand your disclosure of self-insured liabilities to disclose the limits of stop loss insurance coverage, and significant yearly changes as well as trends and uncertainties. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. In addition, please include in a note to the financial statements a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

Results of Operations, page 30

3. Prospectively, discuss in greater detail the factors which impacted your year-over-year changes in sales, gross profit, and SG&A expenses. In this regard, your discussion of changes in SG&A expenses addresses the change as a percentage of net sales but does not address the absolute dollar change. We assume general and administrative costs are constant within certain ranges of sales volume. In this regard, we believe it would be meaningful to discuss the nature and amount of the dollar changes in general and administrative costs, and if material, the specific factors driving those costs. Lastly, quantify, where possible, the incremental impact of each individual business reason on the overall change in each line item discussed. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Consolidated Statements of Income, page 41

4. Please revise your consolidated statements of income in future filings to separately present revenue and cost of sales separately for your product sales and services. You may only aggregate these revenues if both classes of revenue are less than ten percent of total revenues. Refer to Rule 5-03(b) of Regulation S-X.

(1) Summary of Significant Accounting Policies, page 45

5. In future filings provide "Schedule II- Valuation and qualifying accounts" with respect to your allowance for doubtful accounts in accordance with Rule 5-04 of Regulation S-X.

6.   Please disclose your policy for unredeemed gift cards and indicate whether or not gift cards are sold with expiration dates.

(4) Debt, page 53

7.   We read your disclosure, "during fiscal 2008, the 6% junior notes were repaid in full and the Company recorded a loss related to the early extinguishment of debt representing the unamortized original discount of approximately $6.8 million." Please explain to us the relationship between you and the stockholders who received these junior notes. In this regard, explain to us the fact pattern and accounting treatment which supported recording the write off of the unamortized discount directly to earnings as opposed to equity.

(8) Leases, page 60

8.   Please revise your disclosure to indicate if any of your operating leases contain residual value guarantees. See paragraph 16d of SFAS no. 13. Furthermore, FIN no. 45 requires lessees under operating leases to record a liability for the fair value of residual value guarantees, as applicable, at inception. Please advise us or revise.

(11) Employee Benefit Plans, page 61

9.   Prospectively, please revise this footnote to comply with the disclosure requirements of SFAS no. 132(R) with respect to the non-qualified deferred compensation plan.

Item 9A. Controls and Procedures, page 65

10.   We note your disclosure indicates that "a system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met…"   Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director